THOMPSON HINE

ATLANTA CINCINNATI COLUMBUS NEW YORK
CHICAGO CLEVELAND DAYTON WASHINGTON, D.C.

THOMPSON HINE LLP
ATTORNEYS AT LAW

41 South High Street
Suite 1700
Columbus, Ohio 43215-6101

www.ThompsonHine.com
O: 614.469.3200
F: 614.469.3361

April 16, 2021

Alison White, Esq.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Tony Burak

Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Advisers Investment Trust: File Nos. 333-190345 and 811-22538

Dear Ms. White and Mr. Burak:

On March 19, 2021, Advisers Investment Trust ("AIT") filed a registration statement under the Securities Act of 1933 on Form N-14 (the "Registration Statement") in connection with the reorganization of State Farm Growth Fund, State Farm Balanced Fund, State Farm Interim Fund, and State Farm Municipal Bond Fund (each a "Target Fund" and collectively, the "Target Funds"), each series of State Farm Associates' Funds Trust ("SFAFT") with and into State Farm Growth Fund, State Farm Balanced Fund, State Farm Interim Fund, and State Farm Municipal Bond Fund (each an "Acquiring Fund" and collectively, the "Acquiring Funds"), respectively, each a separate series of AIT (each a "Reorganization" and collectively the "Reorganizations"). On April 13, 2021, Ms. White and Mr. Burak each provided oral comments. The following is a summary of our understanding of your comments and the responses from AIT.

Legal Comments

1.Comment: Please confirm supplementally that holding a virtual meeting is consistent with applicable state law and the SFAFT governing documents. Please cite and include the applicable language from the SFAFT documents in your response.

Response: AIT and STAFT confirm that holding a virtual meeting is consistent with applicable state law and the SFAFT governing documents. The SFATF is a Delaware statutory trust. Section 3806(f) of the Delaware Statutory Trust Act stipulates that unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by

April 16, 2021

means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Neither Article 7 of the Amended and Restated Declaration of Trust of STAFT nor the STAFT Bylaws stipulate that shareholder meetings be held at a physical location.

2.Comment: Please advise whether you contemplate any intentional changes to the shareholder meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent as if this were an in-person meeting? Also, please consider providing a technical assistance phone number for investors to use if they experience day of "problems" such as logging on or hearing and being heard at the meeting.

Response: SFAFT does not contemplate any intentional changes to the shareholder meeting experience when compared to an in-person meeting. SFAFT investors who attend the meeting virtually will be able to ask questions and/or make statements to the same extent as if this were an in-person meeting. Moreover, investors will be able to vote at the virtual meeting if they choose. SFAFT will provide a technical assistance phone number in the OVERVIEW section of the final Combined Proxy Statement/Prospectus for investors to call with questions, requests for documents and assistance with voting, or if they experience day of "problems" such as logging on or hearing and being heard at the meeting. In addition, a question and answer entitled Whom do I contact if I have questions? has been added to the Overview

3.Comment – Shareholder Letter Page (i) and Proxy Pages 1 and 7: The Staff notes that the third paragraph on this page (i), the fourth paragraph on page 1 and the first paragraph on page 7 are potentially confusing to investors. Please consider an alternate presentation for this disclosure, such as a table that highlights the material differences discussed in the paragraph. Also, consider revising the existing disclosure so that each Reorganization is discussed separately

Response: The disclosure on pages (i) and 1 has been revised to present each Reorganization separately, use bullets to highlight similarities and differences and provide cross- references to a fuller discussion in the Combined Proxy Statement/Prospectus. AIT believes the disclosure on page 7 is clear as drafted and respectfully declines to make the requested change.

4.Comment – Shareholder Letter Page (iv): The Staff notes a reference to "attached materials" for shareholders to learn how to participate in the virtual meeting. However, the Staff was unable to locate these materials. Please advise whether these materials will be provided or revise to remove the disclosure in question.

Response: The following paragraph is included on page (ii) of the preliminary Combined Proxy Statement/Prospectus:

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The Meeting will be held virtually at 8:00 a.m., Central Time on June 17, 2021. In light of public health concerns regarding the ongoing coronavirus (COVID-19) pandemic, and taking into account related orders and guidance issued by federal, state and local governmental bodies, the Board of Trustees of the SFAFT Trust (the "SFAFT Board") has determined that the Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. Details on how to participate in the virtual Meeting are included in the attached materials. The SFAFT Board is soliciting these proxies on behalf of each Target Fund. The SFAFT Board believes that the proposed Reorganizations are in the best interests of each Target Fund and its shareholders, and that the interests of each Target Fund Shareholder will not be diluted as a result of the Reorganizations. This Proxy Statement/Prospectus will first be sent to Target Fund Shareholders on or about April 18, 2021.

The bolded information in the above paragraph refers to details on how to participate in the virtual Meeting included on the proxy card, which is Appendix C to the preliminary filing on Form N -14.

5.Comment - Page 1: With respect to the last paragraph on this page, for clarity, please consider revising the existing disclosure so that each Reorganization is discussed separately.

Response: Please see the response to Comment 3.

6.Comment - Page 3 (Why are the Reorganizations being Proposed): The Staff notes the disclosure that SFIMC conducted extensive due diligence on external providers of investment management, administrative, fund accounting, and TA services. That disclosure is immediately followed by a discussion of the sub-adviser; however, there is no discussion of AIT, including its capabilities and board. Please revise here and in greater detail later to:

i.Address the resources and capabilities of the AIT (and why it was selected);

ii.Provide greater detail about the extensive due diligence performed on the AIT and Sub-Adviser; and

iii.More clearly delineate who will be responsible for providing various services to the Funds (Trust, Adviser, Sub-Adviser).

Response: The following disclosure has been added to the Combined Proxy Statement/Prospectus.

(i)The AIT Trust was selected because of its experience in offering and managing mutual funds. AIT Trust has been in operation since 2011 and as of December 31, 2020 had approximately $22,706,181,308 in assets under management in 12 different series. The AIT Trust

April 16, 2021

also was selected because of the quality of services provided by the Sub-Adviser, Northern Trust Company and Foreside Financial Services, LLC, all current service providers to the AIT Trust and all service providers that will be utilized by the Acquiring Funds. Additionally, SFAFT considered the corporate governance structure of the AIT Trust and concluded that it would be a good fit for future corporate governance of the Target Funds.

(ii)The initial due diligence activities involved SFAFT representatives contacting different financial services providers to determine if there were opportunities for SFAFT reorganizations. Discussions with representatives of the AIT Trust progressed as the parties found the potential for reorganizations to be significant. Representatives of SFAFT, the Sub-Adviser and the AIT Trust met many times to discuss potential reorganizations. SFAFT, the Sub-Adviser and the AIT Trust each conducted formal due diligence activities related to the other parties to the proposed Reorganizations before determining to move forward with the proposed Reorganizations. The due diligence process included the parties providing, completing and reviewing due diligence questionnaires. The Board of Trustees of the SFAFT and the AIT Trust reviewed responses to the due diligence questionnaires as did representatives of SFIMC and the Sub-Adviser. Pursuant to the information learned during the due diligence process, the parties believed that advancing the Reorganizations would be in the best interest of the SFAFT shareholders.

(iii)The existing disclosure currently clearly states that SFIMC will serve as the adviser to the Acquiring Funds and Northern Trust Investments, Inc. will serve as sub-adviser. Disclosure will be added stating that the Northern Trust Company will provide administrative, fund accounting and transfer agency services and Foreside Financial Services, LLC will serve as distributor.

7.Comment – Page 3 (Why are the Reorganizations being Proposed): It is unclear why the elimination of the $10 quarterly account fee applicable to certain small accounts would be a material benefit to all shareholders and/or be a significant factor in SFIMC's recommendation to approve the proposals. Please advise or revise. This comment applies throughout.

Response: The elimination of the $10 quarterly account fee was not a significant factor in SFIMC's recommendation to approve the proposals nor is it presented as such. However, as with all changes in shareholder expenses, its elimination is a benefit to SFAFT shareholders.

8.Comment – Page 7 (Are the investment objectives and strategies of the Acquiring Funds similar to the investment objectives and strategies of their corresponding Target Funds?): Please clarify what you mean when you state that the investment strategies of the Acquiring Growth Fund and the equity portion of the Acquiring Balanced Fund will "leverage NTI's proprietary quantitative active and factor-based equity strategies." What does this mean and what will the practical impact be on investors? In this regard, the Staff notes that the Adviser will be selling

April 16, 2021

more than a quarter of the Target Growth Fund's investments and more than a third of the Target Balanced Fund's assets if the Reorganizations are affected.

Response: The reference to "proprietary quantitative active and factor-based equity strategies" describes NTI's portfolio construction processes that uses quantitative analysis (i.e., the use of mathematical and statistical modeling and analysis to understand past behavior and attempt to anticipate future events) to achieve greater diversification compared to fundamental stock selection. Investors will experience similar exposure to equity markets, but with increased diversification across sectors, industries and issuers, which will result in the anticipated portfolio turnover of the Acquiring Growth Fund and the equity portion of the Acquiring Balanced Fund. Additional disclosure has been added to page 7.

9.Comment – Page 8 (What happens if a Reorganization is not approved by the relevant Target Fund's shareholders?): Please revise the disclosure to include some examples of other actions the SFAFT Board would consider if the Reorganizations are not approved.

Response: The reference disclosure has been revised as follows:

If shareholders of any Target Fund fail to approve its Reorganization, the SFAFT Board will consider what other actions, if any, may be in the best interests of the Target Fund's shareholders with respect to such Target Fund. Possible actions may include seeking a merger with a different fund (including a fund that is not offered by the AIT Trust), the liquidation of the Target Fund or continuing current operations of the Target Fund. If a Reorganization does not occur as contemplated in this Combined Proxy Statement/Prospectus, SFIMC will promptly notify shareholders of the Target Fund as to the status of the transaction.

10.Comment – Page 10 (Expense Examples): The Staff notes the disclosure stating that "contractual expense limitation for the Acquiring Fund is reflected only in the 1 year example", however, it appears the contractual expense limitation is reflected in the first 3 years of the expense example table. Please reconcile and revise accordingly. This comment applies to each expense example.

Response: SFIMC has agreed to waive fees and reimburse expenses until January 28,

2025. As a result, it is appropriate for the 3 Year example to reflect the contractual expense limitation. The Example disclosure will be revised to indicate that the contractual expense limitation is reflected in both the 1 Year and 3 Year example.

11.Comment - Page 17 (Comparison of Investment Objectives, Strategies and Risks): Please disclose all material differences between each Target Fund and its respective Acquiring Fund in the 'Notes' column (or where appropriate; maybe in paragraph form before, after or in place of the current side-be-side presentation). In this regard, the statements that the main difference between

April 16, 2021

an Acquiring and a respective Target Fund is that the Acquiring Fund will be sub-advised by NTI is not specific enough. To the extent that NTI's investment strategies, process, or focus are materially different from the Acquired Funds', that difference should be highlighted clearly here so that investors understand how the nature of their investment and its concomitant risks may change if the proposal is approved.

Response: The requested revisions have been made.

12.Comment – Page 19: Please disclose the Acquiring Growth Fund's benchmark index and whether it is the same as the Target Growth Fund's benchmark. This comment applies to the equity portion of the Acquiring Balanced Fund as well.

Response: The benchmarks for each Target and Acquiring Fund are the same. The disclosure on pages 19-23 has been revised to include each Fund's benchmark.

13.Comment - Page 19: Please confirm if the Target Growth Fund has a similar lower volatility strategy as disclosed for the Acquiring Growth Fund. If not, please consider if this should be included in the "Notes" column as a material difference.

Response: Reference to the lower volatility strategy has been added to the "Notes" column.

14.Comment - Page 21: Given the number of differences between the Target Interim Fund and the Acquiring Interim Fund, it is unclear why disclosure throughout the Registration Statement states that the strategies and objectives of the two funds are substantially similar. Please advise or revise where applicable.

Response: The disclosure throughout the Registration Statement generally states that the strategies and objectives of the Target Interim Fund and the Acquiring Interim Fund are similar, and differences are clearly disclosed. References on pages (i), 1, 17 and 53 to "substantial" similarities of the Fund's objectives or investment strategies has been deleted.

15.Comment – Page 25: With respect to the principal investment risks of each fund, rather than listing the principal risk of each Target Fund and Acquiring Fund, please revise to include disclosure discussing any material differences and subsequent material impacts on investors.

Response: The paragraph preceding the chart comparing risks on page 24 discusses the material difference in risk between the Target Funds and the Acquiring Funds and the comparison chart illustrates the risks graphically. This presentation is followed by a narrative discussion of each risk. AIT believes this risk disclosure is more than adequate and respectfully declines to make the requested change.

April 16, 2021

16.Comment - Page 61 (Quorum and Voting Requirements): Please consider revising the disclosure in this section to include the disclosure: "Each shareholder of a Target Fund is entitled, with respect to its corresponding Proposal, to one vote for each dollar of net asset value held in the Target Fund."

Response: The requested revision has been made.

Accounting Comments

17.Comment: The Staff notes that disclosure is included in the Registration Statement discussing repositioning with respect to the Acquiring Funds following the close of the Reorganizations. Please confirm that no repositioning will occur prior to the close of the Reorganizations. If such repositioning will occur prior to the close of the Reorganizations, please revise the disclosure to reflect as such.

Response: No material repositioning of the Target Funds' portfolios will occur prior to the close of the Reorganizations. The Combined Proxy Statement/ Prospectus currently states that the Target Funds may sell portfolio securities in connection with the Reorganizations.

18.Comment: Please disclose any differences in the SFAFT and AIT valuation policies. Specifically, disclose any policy that would cause valuation differences. If no major differences, please provide a supplemental response stating as such.

Response: The valuation policies are similar, with differences primarily related to the use of pricing services. As disclosed on page 60 of the Combined Proxy Statement/Prospectus, in the event that valuation of a Target Fund's assets using the SFAFT Trust's valuation procedures would result in a valuation difference or the diminution in value of shares of either a Target Fund or an Acquiring Fund, that Reorganization will not be consummated, unless SFIMC, subject to its discretion, elects to contribute such funds, as necessary and appropriate, to resolve any diminution in value of the Target Fund Shares or the Acquiring Fund Shares.

19.Comment - Page 10 (Examples): The Staff notes the disclosure stating that "the contractual expense limitation for the Acquiring Fund is reflected only in the 1 year example", however, it appears the contractual expense limitation is reflected in the first 3 years of the expense example table. Please reconcile and revise accordingly. This comment applies to each expense example.

Response: See response to Comment 10.

20.Comment: With respect to the reorganization of the Target Interim Fund into the Acquiring Interim Fund, the Staff notes the absence of disclosure regarding any potential repositioning of the

Target Interim Fund's portfolio. Given that the Target Interim Fund is actively managed, and the

April 16, 2021

Acquiring Interim Fund is passively managed to track an index, please supplementally explain why no proposed repositioning is expected.

Response: The existing holdings of the actively-managed Target Interim Fund substantially align with the anticipated holdings of the passively-managed Acquiring Interim Fund; therefore, the need for repositioning, if any, is expected to be limited and any resulting capital gains are expected to be immaterial.

*	*	*	*	*

If you have any questions concerning this request, please contact the undersigned at (614) 469-

3297.

Best regards,

/s/ Michael V. Wible Michael V. Wible

cc:Barbara Nelligan Toni Bugni

Rodney Ruehle

4830-4191-4853.3